

November 20, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Vanguard Municipal Bond Funds
        Issuer CIK: 0000225997
        Issuer File Number: 811-02687 / 002-57689
        Form Type: 8-A12B
        Filing Date: November 20, 2024

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Vanguard Core Tax-Exempt Bond ETF and Vanguard Short Duration Tax-Exempt Bond ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications